thatlook.com, Inc. and
                                  SUBSIDIARIES
                       COMPUTATION OF PER SHARE EARNINGS
                   THREE MONTHS ENDED MARCH 31, 2000 AND 1999


                                               2000            1999
                                               ----            ----
BASIC LOSS PER SHARE:

Net Loss                                  $  (262,496)     $  (270,539)

Weighted Average Shares Outstanding        15,930,874       11,009,846

Basic Loss Per Share                           $(0.02)          $(0.02)


Loss per common share is computed based on net loss divided by the weighted average number of common shares outstanding during the respective periods presented. Diluted loss per share is not presented since stock options, warrants and convertible subordinated debenture are anti-dilutive.



































                                                                Exhibit 11.1